Registration Statement

No. 333-285036

August 10, 2026

United Parcel Service, Inc.

$1,000,000,000 4.850% Senior Notes due 2031

FINAL TERM SHEET

Security Offered:	4.850% Senior Notes due 2031 (the “Notes”)
Issuer:	United Parcel Service, Inc. (the “Company”)
Expected Ratings (Moody’s / S&P):*	A2 (Stable) /A (Negative)
Principal Amount:	$550,000,000 (to the public) $450,000,000 (to the Company for contribution of (i) $200,000,000 to the UPS Retirement Plan Trust and (ii) $250,000,000 to the Master Trust)
Trade Date:	August 10, 2026
Settlement Date:	August 12, 2026 (T+2)
Maturity Date:	August 15, 2031
Price to Public:	99.969% of the principal amount
Benchmark Treasury:	4.375% due July 31, 2031
Benchmark Treasury Price / Yield:	99-27+ / 4.407%
Spread to Benchmark Treasury:	+45 basis points
Yield to Maturity:	4.857%
Coupon (Interest Rate):	4.850%
Record Dates:	August 1 and February 1 of each year, commencing on February 1, 2027
Interest Payment Dates:	August 15 and February 15 of each year, commencing February 15, 2027
Minimum Denominations:	The Notes will be issued in denominations of $2,000 and in integral multiples of $1,000.
Optional Redemption:

The Notes will be redeemable at any time prior to July 15, 2031 (the “Par Call Date”), as a whole or in part, at the option of the Company, on at least 10 days’, but not more than 60 days’, prior written notice mailed to the registered address of each holder of the Notes to be redeemed, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Company, dated the date hereof, plus 10 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest, if any, on the principal amount of the Notes to be redeemed to, but excluding, the redemption date.

The Notes will be redeemable at any time on or after the Par Call Date, as a whole or in part, at the option of the Company, on at least 10 days’, but not more than 60 days’, prior notice mailed to the registered address of each holder of Notes to be redeemed, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount of the Notes to be redeemed to, but excluding, the redemption date.

CUSIP:	911312 CN4
ISIN:	US911312CN44
Form:	DTC, Book-Entry
Law:	New York
Joint Book-Running Managers:	Morgan Stanley & Co. LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
J.P. Morgan Securities LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
SG Americas Securities, LLC
TD Securities (USA) LLC
Wells Fargo Securities, LLC
Co-Managers:	Drexel Hamilton, LLC Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC Telsey Advisory Group LLC

It is expected that delivery of the Notes will be made against payment therefor on or about August 12, 2026, which will be the second business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+2”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the date of delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisor.

To the extent any Underwriter that is not a U.S. registered broker-dealer intends to effect sales of Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. The Company files annual, quarterly, and current reports, proxy statements and other information with the SEC. Before you invest, you should read the preliminary prospectus supplement for this offering, the Company’s prospectus in that registration statement and any other documents the Company has filed with the SEC for more complete information about the Company and this offering. We urge you to read these documents and any other relevant documents when they become available because they contain and will contain important information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.

Alternatively, the Company, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC toll free at 1-866-718-1649, Barclays Capital Inc. at (888) 603-5847 (toll free); BNP Paribas Securities Corp. at 1-800-854-5674; and J.P. Morgan Securities LLC collect at 1-212-834-4533.

This pricing term sheet supplements the preliminary prospectus supplement issued by United Parcel Service, Inc. on August 10, 2026 relating to its prospectus declared effective by the SEC on April 9, 2025 (such prospectus, as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”). The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.

No EEA or UK PRIIPs KID – No EEA or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the UK.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.